                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
                    March 31, 2001
For Period Ended: ________________________                 +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
Physicians Resource Group, Inc.
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Full Name of Registrant

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Former Name if Applicable
5005 Riverway, Suite 400
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Address of Principal Executive Office (Street and Number)
Houston, Texas 77056
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
    |      will be filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed withinthe prescribed time period.

     Physicians Resource Group, Inc. (the "Company"), did not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "March 2001 10-Q") with the Securities and Exchange Commission (the "Commission") on a timely basis. The Company's inability to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "September 1998 10-Q") and Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K") on a timely basis resulted primarily from a lack of adequate financial information from certain affiliated practices which have been involved in disputes with the Company, as well as management and staff turnover. This situation has also caused delays in the Company's ability to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "March 1999 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "June 1999 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "September 1999 10-Q"), the Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K"), the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the "March 2000 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the "September 2000 10-Q"), the Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K") and the March 2001 10-Q. Nevertheless, the Company has to date completed its reporting requirements to the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). Additionally, the Company has filed with the Commission Current Reports on Form 8-K that incorporate the Company's Monthly Operating

Reports for February, March, April, May, June, July, August, September, October and November 2000 filed with the Bankruptcy Court as well as the quarterly operating report for the first three months of 2001 filed by the Company with the Bankruptcy Court.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Michael Yeary                (713)                629-5777
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [ ] Yes [X] No

     The Company has not yet filed with the Commission the September 1998 10-Q, the 1998 10-K, the March 1999 10-Q, the June 1999 10-Q, the September 1999 10-Q, the 1999 10-K, the March 2000 10-Q, the June 2000 10-Q, the September 2000 10-Q and the 2000 10-K.

     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

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

                        Physicians Resource Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 16, 2001                      By /s/ Michael Yeary
    ------------------------------        --------------------------------------
                                           Michael Yeary
                                           President and Chief Restructuring
                                             Officer

                                       4